Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

August 20, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 17, 2013 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “Form 10-K”).

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

Comment No. 1: We note your response of May 15, 2013 to comments one and two in our letter dated April 22, 2013. For each period since inception, please separately quantify the following:

•	the total amount of placement fees you paid to your asset manager;
•	the amount of such placement fees related to investments other than originated loans, including but not limited to other real estate assets;
•	the amount of direct loan origination costs, as defined in the FASB Codification Master Glossary, incurred by your asset manager related to your fund; and
•	the amount of other lending-related costs, as described in ASC 310-20-25-3, incurred by your asset manager related to your fund, including costs related to unsuccessful loan origination efforts and idle time.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

August 20, 2013

Response: As of the end of the period covered by the Annual Report, the Registrant had paid its asset manager the following placement fees by period:

Period
2009	$ 57,279
2010	$ 1,318,842
2011	$ 2,387,347
Total Since Inception	$ 3,763,468

The Registrant has not paid any placement fees related to investments other than originated loans, including but not limited to other real estate assets.

The Registrant’s asset manager does not specifically allocate direct loan origination costs on a loan by loan basis, and such costs are expensed as incurred by the asset manager.

Other lending-related costs performed by the asset manager are expensed as incurred by the asset manager and are not specifically allocated on a loan by loan basis.

Note P. Concentration of Credit Risk, page F-33

Comment No. 2: We note your statement in your response of July 9, 2013 to comment three in our letter dated June 26, 2013 that you believe that CTMGT, CTMGT Houston, and CT own no assets except for their interests in the borrower entities. Please tell us whether these holding companies receive distributions from their subsidiaries. In addition, please explain to us with more specificity how the parent guarantees enhance the overall performance of your loan portfolio given your assertions that you believe that the holding companies own no assets, except for their interests in the borrower entities, and your underwriting process does not rely upon the guaranty. In your response, please describe the effect of the CTMGT principal guarantee and the other parent guarantees separately.

Response: With respect to the holding company parent guarantees of the Registrant’s loans, the Registrant’s loan documents provide (with certain exceptions described below) that the net proceeds of the underlying real estate project securing the loan are required to be applied in the following manner:  first, to the senior lender (if any), until paid in full; next, to the Registrant, until paid in full, and finally, to the borrower or other unsecured creditors or equity participants). Therefore, while the Registrant is not aware of whether the holding company receives distributions from its subsidiaries, the Registrant and the senior lender generally are repaid in full before the borrower or any equity participants receive any net proceeds from the underlying real estate project. In certain cases, however, the senior lender or the Registrant has permitted the borrower to receive an immaterial amount of the net project proceeds pari passu with the senior lender or the Registrant.  The Registrant believes that the holding company’s guarantees enhance the Registrant’s loan portfolio irrespective of the financial ability of the holding company to pay on the guaranty, because the holding company’s guarantees impose performance obligations (including obligations to pay taxes on the underlying real property, to maintain such property and/or to develop the property in accordance with the applicable budget and timeline for the project) which provide added assurance and help to ensure that appropriate diligence and attention is devoted to the fulfillment of the project.  In the Registrant’s experience, the guaranty demonstrates that the special purpose entity borrower is committed to the project and repaying the Registrant’s loan.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

August 20, 2013

With respect to the “CTMGT Principal” (as such term is defined in the Registrant’s July 9, 2013 letter) guaranty of the Registrant’s loans, such guaranty is limited to not more than $25 million in the aggregate across all CTMGT acquisition and development loans.  Due to this limitation, the Registrant believes that the CTMGT Principal guaranty is immaterial in relation to the Registrant’s assets.   The Registrant believes that the CTMGT Principal guaranty enhances the Registrant’s loan portfolio irrespective of the financial ability of the CTMGT Principal to pay on the guaranty, because the CTMGT Principal’s guarantee imposes performance obligations which provide added assurance and help to ensure that appropriate diligence and attention is devoted to the fulfillment of the project.  In the Registrant’s experience, the guaranty demonstrates that the special purpose entity borrower is committed to the project and repaying the Registrant’s loan.

Comment No. 3: In future filings, please disclose the significant terms of the parent guarantees including, but not limited to, any limitations on the amount of such guarantees and the extent to which the guarantees are secured by any assets of the guarantors or their affiliates, and disclose how you considered the guarantees in your underwriting process. Please provide us with your proposed disclosures.

Response: The Registrant undertakes to report the material terms of the borrowers’ parents’ guarantees in its future filings pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by such act.  The following is a sample of such disclosure:

The Registrant has obtained a guaranty from a parent holding company of the borrower. Such guaranty is not limited/limited to an amount not in excess of $_____; however, the parent holding company may own no assets other than its equity interest in the borrower and equity interests of other subsidiaries of the parent holding company.  The parent holding company’s guarantees are not secured by the assets of the parent holding company or the assets of other subsidiaries of the parent holding company or its affiliates.  The Registrant does not attribute any financial value to the parent holding company’s guarantees in its underwriting process.

* * * * *

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

August 20, 2013

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.

United Development Funding IV

August 20, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, United Development Funding IV (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

United Development Funding IV

By: /s/ Hollis M. Greenlaw_________

Name: Hollis M. Greenlaw

Title: Chief Executive Officer